1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX
FOR OFFSHORE NON-RESIDENT ENTERPRISE HOLDERS OF
H SHARES IN RESPECT OF THE PROPOSED 2010 FINAL DIVIDEND

Pursuant to the relevant PRC laws and regulations, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the 2010 final dividend to offshore non-resident enterprise holders of H shares of the Company.

Shareholders of the Company should read this announcement carefully.

Reference is made to the annual results announcement of Aluminum Corporation of China Limited* (the "Company") for the year ended 31 December 2010 dated 28 February 2011, whereby the board of directors of the Company (the "Board") resolved to recommend, subject to the approval of the shareholders of the Company, a final dividend for the year ended 31 December 2010 in an aggregate amount of RMB154 million (tax inclusive). Holders of H shares of the Company, ("H Shares") whose names appear on the Company's H share register of members at 4:30 p.m. on Friday, 29 April 2011 will be entitled to receive the final dividend, if approved by the shareholders of the Company at the 2010 annual general meeting.

Pursuant to the "Enterprise Income Tax Law of the People's Republic of China", the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China" (collectively, the "Enterprise Income Tax Law") and the "Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares" (the "Notice"), all of which were implemented in 2008, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the final dividend to non-resident enterprise shareholders, whose names appear on the H share register of members of the Company.

Any H Shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and the Company will distribute the final dividend to such non-individual shareholders after withholding enterprise income tax of 10%. Any natural person shareholder, whose H Shares are registered under the name of any such non-individual shareholders and who does not wish to have any enterprise income tax to be withheld by the Company, may consider transferring the legal title of the relevant H Shares into his or her name and duly lodge all transfer documents with the relevant H Share certificates with Hong Kong Registrars Limited, the Company's H share registrar, no later than 4:30 p.m. on Friday, 29 April 2011 for registration. The 10% enterprise income tax will not be withheld from the final dividend payable to any natural person shareholders whose names appear on the H share register of members of the Company.

The Company's register of members will be closed from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. In order to be entitled to receive the final dividend, all transfer instruments accompanied by the relevant share certificates must be lodged with the Company's H shares registrar, by no later than 4:30 p.m. on Friday, 29 April 2011.

The Company will strictly comply with the Enterprise Income Tax Law and the Notice to withhold of enterprise income tax. After the withholding and payment of non-resident enterprise income tax by the Company, any shareholder who may be entitled to the treatments under tax treaties (arrangements) in accordance with the relevant laws, regulations or treaties may apply for a tax refund by themselves. The Company will have no liability in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of the above withholding and payment.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 April 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary